UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-55008

(Check one):

[  ] Form 10-K [  ] Form 20-F [  ] Form 11-K

[X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: April 30, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BIOTECH PRODUCTS SERVICES AND RESEARCH, INC.

Full Name of Registrant

N/A

Former Name if Applicable

4045 Sheridan Ave., Suite 239

Address of Principal Executive Office (Street and Number)

Miami, FL 33140

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Annual report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2017 (the “Report”) within the prescribed period due to ministerial difficulties. Such difficulties prevent the Registrant from filing the Report without unreasonable effort or expense. The Registrant fully expects to be able to file the Report within the additional time allowed by this notification report on Form 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

ALBERT MITRANI	(888)	963-7881
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[  ] Yes [X] No

As of the filing date of this Form 12b-25, the Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended October 31, 2016 and Quarterly Report on Form 10-Q for the quarter ended January 31, 2017. The Registrant intends to file such reports in the near future.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BIOTECH PRODUCTS SERVICES AND RESEARCH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 15, 2017	By:	/s/ Albert Mitrani
Albert Mitrani
Chief Executive Officer, President
(Principal Executive Officer)